Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 26, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on August 25, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated August 25, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

August 26, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company” or “China Life”)

(Stock Code: 2628)

Announcement of Interim Results

for the Six Months Ended 30 June 2008

CHAIRMAN’S STATEMENT

As we entered 2008, the growing complexity in the international and domestic economic situations, the increase in uncertainties and potential risks in economic growth, together with the severe snowstorm and earthquake catastrophe in China, resulted in changes in the operation environment for the Company. The Company also faced unprecedented challenges in its business operations and development.

In the first half of 2008, the Company continued to promote scientific development and proactively explored the mode of development with its own characteristics. The Company adopted a proactive competition strategy to meet with the changes in insurance market and adjusted its investment strategy according to the changes in the capital markets. During the reporting period, the gross written premiums and policy fees of the Group (refers to the Company and its subsidiaries) reached RMB79,285 million, up 24.36% from the corresponding period in 2007. Net profit attributable to shareholders reached RMB15,838 million, a decrease of 31.99% from the corresponding period in 2007. Basic and diluted earnings per share were RMB0.56. The Company was also committed to improving its risk management system and establishing a modern business management system, as well as fulfilling its social responsibilities. The Company further harnessed its market leader position and enhanced its competitiveness.

REVIEW OF THE FIRST HALF OF 2008

RAPID GROWTH IN INSURANCE BUSINESS AND MAINTAINING MARKET-LEADING POSITION

In the first half of 2008, the Company stepped up its frontline sales efforts through its local branches, sales teams and intermediary outlets, resulting in the rapid business growth in the first half of the year. For the reporting period, the Group’s gross written premiums and policy fees reached RMB79,285 million, an increase of 24.36% from the corresponding period of 2007. The first-year regular gross written premiums reached RMB19,872 million, up 22.87% from the corresponding period in 2007, and accounted for 92.2% of first-year gross written premiums of long-term traditional insurance contracts.

Commission File Number 001-31914

In accordance with the data released by the China Insurance Regulatory Commission (“CIRC”), under PRC Generally Accepted Accounting Principles (“PRC GAAP”), the Company’s market share in the first half of 2008 was 42.8%, up 3.1 percentage points from the year end of 2007, further enhancing the Company’s leading position in the life insurance market of China1.

ADJUSTING INVESTMENT STRATEGY AND OPTIMIZING INVESTMENT PORTFOLIO

In the first half of 2008, the deep downturn of capital market put huge pressure on the Company’s investment. In view of the rising market interest rates and the tightening credit environment, the Company timely adjusted its investment strategy and further optimized the investment portfolio by reducing the proportion of equity investments and increasing the investment in fixed income assets. As at 30 June 2008, the percentage of equity securities out of the investment assets decreased from 22.95% as at 31 December 2007 to 13.28%, the percentage of debt securities out of the investment assets increased from 52.13% as at 31 December 2007 to 58.57%, and the percentage of term deposits out of the investment assets increased from 19.83% as at 31 December 2007 to 20.97%.

For the reporting period, the Group’s net investment yield2 was 2.99%, a decrease of 0.37 percentage point from the corresponding period of 2007. The gross investment yield3 was 2.31%, a decrease of 2.88 percentage points from the corresponding period of 2007. Although there was sharp fluctuation in the international capital market, the Company still achieved considerable return from its US$260 million investment in the initial public offering of VISA Inc.

STRENGTHENING SALES TEAM, EXPLORING NEW SALES CHANNEL

As at 30 June 2008, the total exclusive agents of the Company reached 676,000, an addition of 38,000 agents from the end of 2007 and 99.3% of our exclusive agents now hold valid licenses. The Company’s direct sales team remained stable with 13,000 representatives. In addition, the Company had more than 92,000 intermediary bancassurance outlets, including outlets of commercial bank branches, postal savings bank and cooperative savings institutions. It also had 22,500 client service managers for its bancassurance channel, an increase of 25% from the end of 2007. The number of financial advisors was over 6,100, an increase of 14% from the end of 2007.

Notes:

1	For the purpose of this announcement, “China” refers to the People’s Republic of China, but excludes the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan region.

2	The net investment yield = net investment income / ((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period) / 2)

3	The gross investment yield = (net investment income + net realized gains on financial assets + net fair value gains/(losses) on assets at fair value through income (held-for-trading)) / ((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period) / 2)

Commission File Number 001-31914

For the first half of 2008, the Company continued to actively explore new distribution channels. The Company established the E-business Department to conduct telephone and online sales on a trial basis and launched the first tele-sales product.

FURTHER EXPANDING “CHINA LIFE 1+N” SERVICE AND PROMOTING BRAND IMAGE

In the first half of 2008, the Company further enriched the content of the “China Life 1+N” Service and held the second “China Life Customer Festival”. The Company made a total maturity benefit payment of RMB39.9 billion in the first half of 2008 on matured policies, demonstrating the Company’s service capability and financial strength.

The value of China Life’s brand further increased in the first half of 2008. The Company is the core member of China Life Insurance (Group) Company, which was ranked 159th in Fortune magazine’s “Global Fortune 500” announced in 2008. The value of the “China Life” brand, which was worth RMB66.872 billion, was ranked the 5th among “China’s Top 500 Brands” by World Brand Laboratory.

CONTINUING TO CONDUCT INTERNAL CONTROL EVALUATION, FURTHER STRENGTHENING RISK MANAGEMENT SYSTEM

During the first half of 2008, the Company conducted internal control evaluation based on its internal control standards. The Company continued to evaluate its operational process according to methodologies that comply with Sarbanes-Oxley Act Section 404, to ensure compliance with Sarbanes- Oxley Act Section 404 as well as other laws and regulations in China.

During the first half of 2008, the Company further strengthened its risk management system. The Company established Sales Supervision Department and regional auditing centers. Through functional adjustment, it also restructured its Internal Control and Compliance Department and Legal Affairs Department into Internal Control and Risk Management Department and Legal Affairs and Compliance Department respectively, which clarified the role and responsibility of risk management, and further optimized the organizational structure for risk management. The Company further strengthened its capability in preventing and resolving operational risks through initiating risk assessment, special- purpose auditing, efficiency monitoring and execution capability auditing.

DIVIDEND

Pursuant to the resolution of the meeting of the Board of Directors on 25 August 2008, the Company will not declare interim dividend for the six months ended 30 June 2008.

Commission File Number 001-31914

OUTLOOK

In the second half of 2008, China’s economy will continue to grow steadily and rapidly. Government measures for containing rising inflation will continue to show effect, and there will be considerable opportunities for the development of life insurance industry. Meanwhile, the competition in the life insurance industry will become more intensive and there will still be uncertainties in the capital markets. These factors mentioned above may have certain impact on the Company’s development of insurance business and investment income.

As the leader of China’s life insurance industry and the largest institutional investor in China’s capital market, the Company will continue to leverage its strong brand, customer resources, distribution channels and service network, and remain responsive to market changes, adopt proactive competition strategy, strive for rapid and stable business development and further solidify its leading market position. Furthermore, the Company will continue to optimize its business structure, enhance its overall operating efficiency and strengthen its sustainable development capabilities. In addition, the Company will strengthen its management capabilities and ensure compliance with the laws and regulations relevant to its business operations, in order to prevent operational risks. The Company will also strive to further increase its embedded value and strengthen its core competitiveness, with a view to establishing itself as a first-class international life insurance company and creating greater value for its shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

SUMMARY

For the reporting period, the Group’s gross written premiums and policy fees reached RMB79,285 million, as compared with RMB63,753 million for the corresponding period in 2007, representing an increase of 24.36%. Net profit attributable to shareholders of the Company for the six months ended 30 June 2008 amounted to RMB15,838 million, as compared with RMB23,289 million for the corresponding period in 2007, representing a decrease of 31.99%. The basic and diluted earnings per share was RMB0.56, which decreased RMB0.26 from RMB0.82 of the corresponding period in 2007.

As at 30 June 2008, the Group’s total assets and investment assets were RMB963,983 million and RMB854,563 million, up 3.24% and 0.51% respectively as compared with RMB933,704 million and RMB850,209 million from the end of 2007. During the reporting period, the total shareholder’s equity (attributable to shareholders of the Company) reached RMB166,738 million, a decrease of 18.86% as compared with RMB205,500 million as at the end of 2007.

As at 30 June 2008, the Company had a total of 96,879 staff.

Commission File Number 001-31914

ANALYSIS ON MAIN ITEMS OF INCOME STATEMENT

Gross written premiums and Policy fees

For the six months ended 30 June 2008(unaudited)	Gross written premiums	Deposits	Policy fees
	RMB million	RMB million	RMB million
Individual Life Insurance	64,287	96,487	7,725
First-year business	21,269	90,801
Single	1,405	87,837
First-year regular	19,864	2,964
Renewal business	43,018	5,686

Group Life Insurance	284	15,548	371
First-year business	277	15,548
Single	269	15,548
First-year regular	8	—
Renewal business	7	—

Accident and Health Insurance	6,618	—	—
Short-term accident insurance business	3,061	—
Short-term health insurance business	3,557	—
Total	71,189	112,035	8,096

For the reporting period, the Company’s gross written premiums and policy fees was RMB79,285 million, as compared with RMB63,753 million for the corresponding period in 2007, representing an increase of 24.36%. The increase was mainly attributable to the fast growth of insurance business.

Commission File Number 001-31914

Investment Income

For the reporting period, the investment income of the Group were as follows:

	Unaudited	Unaudited
	For the six months ended 30 June
	2008	2007
	RMB million (excluding Percentage)	RMB million (excluding percentage)
Net investment income	25,302	24,071
Net realized gains on financial assets	742	2,262
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	(6,495)	10,842

Gross investment yield	2.31%	5.19%

Net investment yield	2.99%	3.36%

For the reporting period, the Group’s net investment income increased 5.11% as compared with the corresponding period in 2007. Such increase was mainly attributable to the increase of investment income from fixed-income investment assets.

For the reporting period, the Group’s net realized gains on financial assets decreased 67.20% as compared with the corresponding period in 2007. Such decrease was mainly attributable to the deep downturn of capital market in the first half of 2008.

For the reporting period, the Group’s net fair value losses on assets at fair value through income (held- for-trading) was RMB6,495 million. It was mainly attributable to the deep downturn of capital market in the first half of 2008.

Based on the above reasons, for the reporting period, the Group’s net investment yield was 2.99% and the gross investment yield was 2.31%.

Commission File Number 001-31914

As at 30 June 2008 and 31 December 2007, the investment assets of the Group were as follows:

	Unaudited As at 30 June 2008	Audited As at 31 December 2007
	RMB million	RMB million
Debt securities	500,551	443,181
Held-to-maturity securities	205,637	195,703
Available-for-sale securities	282,342	241,382
At fair value through income (held-for-trading)	12,572	6,096
Equity securities	113,490	195,147
Available-for-sale securities	100,426	176,133
At fair value through income (held-for-trading)	13,064	19,014
Term deposits	179,244	168,594
Statutory deposits-restricted	6,153	5,773
Loans	8,549	7,144
Securities purchased under agreements to resell	4,350	5,053
Cash and cash equivalents	42,226	25,317

Benefits, claims and expenses

For the reporting period, the Group’s total benefits, claims and expenses were RMB83,103 million, as compared with RMB76,918 million for the corresponding period in 2007, which were increased by 8.04%. The increase was mainly attributable to the growth of insurance business and the maturity benefit payment for some products, but was partially offset by the decrease of policyholder dividends resulting from participation in profits.

	Unaudited	Unaudited
	For the six months ended 30 June
	2008	2007
	RMB million	RMB million
Insurance benefits and claims	50,824	42,192
Interest credited to investment contracts	714	650
Increase in deferred income	14,463	4,454
Policyholder dividends resulting from participation in profits	1,922	13,386
Amortisation of deferred policy acquisition costs	6,757	9,466
Underwriting and policy acquisition costs	1,803	1,468
Administrative expenses	5,026	4,550
Other operating expenses	1,409	648
Statutory insurance fund	185	104

Commission File Number 001-31914

For the reporting period, the Group’s insurance benefits and claims increased by 20.46% as compared with the corresponding period in 2007. Such increase was mainly attributable to the growth of insurance business and the maturity benefit payment for some products.

For the reporting period, the Group’s increase in deferred income increased by 224.72% as compared with the corresponding period in 2007. Such increase was mainly attributable to the growth of insurance business and a decrease in amortization of deferred income resulting from the decrease in investment yield.

For the reporting period, the Group’s policyholder dividends decreased by 85.64% as compared with the corresponding period in 2007. Such decrease was mainly attributable to the decrease of investment income resulting from the deep downturn of capital market in the first half of 2008.

For the reporting period, the Group’s amortisation of deferred policy acquisition costs decreased by 28.62% as compared with the corresponding period in 2007. Such decrease was mainly attributable to the fact that the decrease of investment income in the first half of 2008 led to decrease of amortization of deferred policy acquisition costs.

For the reporting period, the Group’s underwriting and policy acquisition costs increased by 22.82% as compared with the corresponding period in 2007. Such increase was mainly attributable to the growth of insurance business.

For the reporting period, the Group’s administrative expenses and other operating expenses increased by 23.80% as compared with the corresponding period in 2007. Such increase was mainly attributable to the growth of insurance business.

Income tax

For the reporting period, the Group’s income tax expenses were RMB918 million (in the corresponding period of 2007: RMB1,420 million). The effective tax rate of the Group decreased from 5.7% in the first half of 2007 to 5.4% in the first half of 2008. The decline was mainly attributable to the slight increase of tax-deductible items such as interest income from government bonds.

Net profit

For the reporting period, the net profit attributable to shareholders of the Company was RMB15,838 million, as compared with RMB23,289 million in the corresponding period of 2007, representing a decrease of 31.99%. Such decrease was mainly attributable to the significant decrease of investment income resulting from the deep downturn of capital market in the first half of 2008.

Commission File Number 001-31914

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

The Company’s principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, investment income and financing. The primary risks over liquidity with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, the risks of default by debtors, as well as volatilities in interest rate and capital market and other risks. The Company will closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our cash and investment assets. As at 30 June 2008, the amount of cash and cash equivalents of the Group was RMB42,226 million (RMB25,317 million as at 31 December 2007). As at 30 June 2008, the amount of term deposits of the Group was RMB179,244 million (RMB168,594 million as at 31 December 2007).

Our investment portfolio may also provide us with a source of liquidity to meet unexpected cash outflows. As at 30 June 2008, the investments in debt securities (not including securities to be held until maturity) had a fair value of RMB294,914 million (RMB247,478 million as at 31 December 2007). As at 30 June 2008, investment in equity securities had a fair value of RMB113,490 million (RMB195,147 million as at 31 December 2007).

Uses of Liquidity

The Company’s principal cash outflows primarily relate to the benefits and claims associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to the Company’s shareholders.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

Commission File Number 001-31914

CONDENSED CONSOLIDATED INCOME STATEMENT

		Unaudited	Unaudited
		For the six months ended 30 June
		2008	2007
	Note	RMB million	RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts for the six months ended 30 June 2008: RMB78,941 million, for the six months ended 30 June 2007: RMB63,308 million)		79,285	63,753
Less: premiums ceded to reinsurers		(62)	(35)

Net written premiums and policy fees		79,223	63,718
Net change in unearned premium reserves		(486)	(301)

Net premiums earned and policy fees		78,737	63,417

Net investment income	1	25,302	24,071
Net realised gains on financial assets	2	742	2,262
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	3	(6,495)	10,842
Other income		998	837

Total revenues		99,284	101,429

Commission File Number 001-31914

		Unaudited		Unaudited
		For the six months ended 30 June
		2008		2007
	Note	RMB million		RMB million
BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits			(10,020)		(8,504)
Accident and health claims and claim adjustment expenses			(3,671)		(2,988)
Increase in long-term traditional insurance contracts liabilities			(32,939)		(27,170)
Interest credited to long-term investment type insurance contracts			(4,194)		(3,530)
Interest credited to investment contracts			(714)		(650)
Increase in deferred income			(14,463)		(4,454)
Policyholder dividends resulting from participation in profits			(1,922)		(13,386)
Amortisation of deferred policy acquisition costs			(6,757)		(9,466)
Underwriting and policy acquisition costs			(1,803)		(1,468)
Administrative expenses			(5,026)		(4,550)
Other operating expenses			(1,409)		(648)
Statutory insurance fund			(185)		(104)

Total benefits, claims and expenses			(83,103)		(76,918)

Share of results of associates			707		321
Net profit before income tax expenses	4		16,888		24,832
Income tax expenses	5		(918)		(1,420)

Net profit			15,970		23,412

Attributable to:
– shareholders of the Company			15,838		23,289
– minority interest			132		123

Basic and diluted earnings per share	6	RMB	0.56	RMB	0.82

Dividends approved and declared during the period	7		11,871		3,957

Commission File Number 001-31914

Notes:

1	NET INVESTMENT INCOME

	For the six months ended 30 June
	2008	2007
	RMB million	RMB million
Debt securities	10,464	7,608
– held-to-maturity securities	4,461	4,039
– available-for-sale securities	5,810	3,363
– at fair value through income (held-for-trading)	193	206
Equity securities	9,496	12,127
– available-for-sale securities	9,023	9,389
– at fair value through income (held-for-trading)	473	2,738
Bank Deposits	5,449	4,459
Loans	241	76
Securities purchased under agreements to resell	54	87

Subtotal	25,704	24,357

Securities sold under agreements to repurchase	(271)	(181)
Investment expenses	(131)	(105)

Total	25,302	24,071

The interest income of impaired assets for the six months ended 30 June 2008 is RMB708 million (for the six months ended 30 June 2007: nil).

2	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the six months ended 30 June
	2008	2007
	RMB million	RMB million
Debt securities
Gross realised gains	37	324
Gross realised losses	(5)	(7)
Impairments	(2,414)	(2,248)

Subtotal	(2,382)	(1,931)

Equity securities
Gross realised gains	10,585	4,358
Gross realised losses	(4,262)	(165)
Impairments	(3,199)	—

Subtotal	3,124	4,193

Total	742	2,262

Commission File Number 001-31914

3	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME

(HELD-FOR-TRADING)

	For the six months ended 30 June
	2008	2007
	RMB million	RMB million
Debt securities	(67)	300
Equity securities	(6,428)	10,542

Total	(6,495)	10,842

4	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the six months ended 30 June
	2008	2007
	RMB million	RMB million
Employee salary and welfare cost	1,682	1,896
Housing benefits	143	126
Contribution to the defined contribution pension plan	376	217
Depreciation	602	495
Loss on disposal of property, plant and equipment	1	—
Exchange loss	980	390

5	TAXATION

(a)	The amount of taxation charged to the condensed consolidated income statement represents:

	For the six months ended 30 June
	2008	2007
	RMB million	RMB million
Current taxation – Corporate income tax	1,242	4,435
Deferred taxation	(324)	(3,015)

Taxation charges	918	1,420

Commission File Number 001-31914

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2007: 33%) is as follows:

			For the six months ended 30 June
			2008	2007
			RMB million	RMB million
Net profit before income tax expenses			16,888	24,832

Tax computed at the statutory tax rate			4,222	8,195
Non-taxable income	(i	)	(3,344)	(3,719)
Additional tax liability from expenses not deductible for tax purposes	(i	)	40	72
Effect on change in statutory tax rate	(ii	)	—	(3,128)

Income taxes at effective tax rate			918	1,420

(i)	Non-taxable income mainly includes interest income received from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include salary, commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(ii)	On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from 1 January 2008.

(c)	As at 30 June 2008, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.

The movement on the deferred income tax liabilities account is as follows:

	2008	2007
	RMB million	RMB million
As at 1 January	24,786	19,022
Deferred taxation charged to income statement	(324)	(3,015)
Deferred taxation charged to equity	(14,247)	2,332

As at 30 June	10,215	18,339

6	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2008 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2007: 28,264,705,000).

7	DIVIDENDS

A dividend in respect of 2007 of RMB0.42 per ordinary share, amounting to a total dividend of RMB11,871 million, was approved and declared at the Annual General Meeting in May 2008.

Commission File Number 001-31914

CONDENSED CONSOLIDATED BALANCE SHEET

	Unaudited As at 30 June 2008	Audited As at 31 December 2007
	RMB million	RMB million
ASSETS
Property, plant and equipment	17,174	16,771
Deferred policy acquisition costs (“DAC”)	54,937	40,851
Investments in associates	7,115	6,450
Financial assets
Debt securities	500,551	443,181
– held-to-maturity securities	205,637	195,703
– available-for-sale securities	282,342	241,382
– at fair value through income (held-for-trading)	12,572	6,096
Equity securities	113,490	195,147
– available-for-sale securities	100,426	176,133
– at fair value through income (held-for-trading)	13,064	19,014
Term deposits	179,244	168,594
Statutory deposits-restricted	6,153	5,773
Loans	8,549	7,144
Securities purchased under agreements to resell	4,350	5,053
Accrued investment income	13,287	9,857
Premiums receivables	10,360	6,218
Reinsurance assets	980	966
Other assets	5,567	2,382
Cash and cash equivalents	42,226	25,317

Total assets	963,983	933,704

Commission File Number 001-31914

CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

	Unaudited As at 30 June 2008	Audited As at 31 December 2007
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Long-term traditional insurance contracts	251,116	218,165
Long-term investment type insurance contracts	329,442	284,588
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	2,434	2,391
– unearned premium reserves	6,217	5,728
Deferred income	71,536	48,308
Financial Liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	52,451	49,068
– without DPF	1,413	2,234
Securities sold under agreements to repurchase	13,011	100
Policyholder dividends payable	19,799	58,344
Annuity and other insurance balances payable	24,892	14,111
Premiums received in advance	1,864	2,201
Other liabilities	10,525	8,870
Deferred tax liabilities	10,215	24,786
Current income tax liabilities	1,094	8,312
Statutory insurance fund	238	122

Total liabilities	796,247	727,328

Shareholders’ equity
Share capital	28,265	28,265
Reserves	74,888	114,825
Retained earnings	63,585	62,410

Total shareholders’ equity	166,738	205,500

Minority interest	998	876

Total equity	167,736	206,376

Total liabilities and equity	963,983	933,704

Commission File Number 001-31914

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to shareholders of the Company			Minority interest	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2008	28,265	114,825	62,410	876	206,376
Net profit	—	—	15,838	132	15,970
Dividends approved and declared	—	—	(11,871)	—	(11,871)
Appropriation to reserve	—	2,792	(2,792)	—	—
Unrealised losses, net of tax	—	(42,729)	—	(64)	(42,793)
Capital contribution	—	—	—	45	45
Others	—	—	—	9	9

As at 30 June 2008	28,265	74,888	63,585	998	167,736

As at 1 January 2007	28,265	77,368	34,032	540	140,205
Net profit	—	—	23,289	123	23,412
Dividends approved and declared	—	—	(3,957)	—	(3,957)
Appropriation to reserve	—	960	(960)	—	—
Unrealised gains/(losses), net of tax	—	8,496	—	(7)	8,489
Capital contribution	—	—	—	179	179
Others	—	—	—	(3)	(3)

As at 30 June 2007	28,265	86,824	52,404	832	168,325

Commission File Number 001-31914

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Unaudited
	For the six months ended 30 June
	2008	2007
	RMB million	RMB million
Net cash inflow from operating activities	34,906	59,508

Net cash outflow from investing activities	(70,686)	(57,857)

Net cash inflow from financing activities	53,179	6,070

Net increase in cash and cash equivalents	17,399	7,721

Cash and cash equivalents
Beginning of period at 1 January	25,317	50,213
Foreign currency losses on cash and cash equivalents	(490)	(200)

End of period at 30 June	42,226	57,734

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	35,858	49,607
Short-term bank deposits	6,368	8,127

Cash and cash equivalents	42,226	57,734

INSURANCE SOLVENCY REQUIREMENTS

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency margin of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum solvency margin it is required to meet. The following table shows the Company’s solvency ratio as at 30 June 2008:

As at 30 June 2008
RMB million
(excluding percentage)
Actual solvency margin	112,433
Minimum solvency margin	36,819
Solvency ratio	305%

Commission File Number 001-31914

DIFFERENCE IN ACCOUNTING STANDARDS

1.	Net profit reconciliation from PRC GAAP to HKFRS *

	Unaudited	Unaudited
	For the six months ended 30 June
	2008	2007
	RMB million	RMB million
Net profit attributable to shareholders of the Company under the PRC GAAP	10,772	16,873
Reconciling items:
Insurance related adjustments	6,508	4,869
– Deferred policy acquisition costs (i)	6,680	(22)
– Premiums, benefits and reserves of insurance and investment contracts (ii)	(172)	4,891
Impact on associates incurred from difference in accounting standards (iii)	153	—
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	43	39
Deferred tax effects	(1,638)	1,508

Net profit attributable to shareholders of the Company under HKFRS	15,838	23,289

*	Hong Kong Financial Reporting Standards

Commission File Number 001-31914

2.	Shareholders’ equity reconciliation from PRC GAAP to HKFRS

	Unaudited As at 30 June 2008	Audited As at 31 December 2007
	RMB million	RMB million
Shareholders’ equity attributable to shareholders of the Company under the PRC GAAP	127,424	170,213
Reconciling items:
Insurance related adjustments	53,541	48,393
– Deferred policy acquisition costs (i)	54,937	40,852
– Premiums, benefits and reserves of insurance and investment contracts (ii)	(1,396)	7,541
Impact on associates incurred from difference in accounting standards (iii)	135	—
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	(1,302)	(1,344)
Deferred tax effects	(13,060)	(11,762)

Shareholders’ equity attributable to shareholders of the Company under HKFRS	166,738	205,500

Commission File Number 001-31914

Notes:

(i)	Deferred policy acquisition costs (DAC)

Under the PRC GAAP, commission, brokerage and operating expenses are recorded in the income statement when incurred. The actuarial reserving method employed under the PRC GAAP makes an implicit allowance for first year expenses in excess of policy loadings. Under HKFRS, The costs of acquiring new and renewal business which vary with and are primarily related to the production of new and renewal business are deferred. DAC for long-term traditional insurance contracts are amortized over the premium paying period as a constant percentage of expected premiums. DAC for long-term investment type insurance contracts and investment contracts are amortized over the expected life of the contracts as a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contracts.

(ii)	Premiums, benefits and reserves of insurance and investment contracts

Under the PRC GAAP, the long-term products comprise life insurance and long-term health insurance, whose premiums received and benefits paid are recognized in current period’s income statement. Under HKFRS, the long- term products are classified into 4 categories: long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with DPF and investment contracts without DPF. For the last three categories, premiums and interests earned are accounted as deposits to the related policy accounts while benefits as well as policy fees, mortality and surrender charges are accounted as withdrawals from the related policy accounts. The reconciling item also includes an amount resulting from differences in actuarial reserving methodologies. Under the PRC GAAP, unearned premium reserve is provided for the future insurance obligations from insurance business with policy terms of no more than one year. In accordance with HKFRS 4 – Insurance Contract, premiums from short-duration contracts ordinarily shall be recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.

(iii)	Impact on associates incurred from difference in accounting standards

The difference between PRC GAAP and HKFRS exists in the Company’s associate, China Life Property and Casualty Insurance Company Limited. The impact on the profit and shareholders’ equity of China Life Property and Casualty Insurance Company Limited from above difference influences the Group through equity method.

(iv)	Reversal of property, plant and equipment revaluation surplus and its related depreciation

Under PRC GAAP, the Group recognized capital surplus arising from assets revaluation (mainly property, plant and equipment). Under Hong Kong Accounting Standard 16 – Property, Plant and Equipment, the Company has chosen the cost model as its accounting policy and does not recognize any revaluation relating to property, plant and equipment. The revaluation surplus and its related depreciation under the PRC GAAP are reversed under HKFRS.

Commission File Number 001-31914

CORPORATE SOCIAL RESPONSIBILITY

As China’s largest life insurance company, the Company has been committed to fulfilling its corporate social responsibilities for many years. The Company seeks to establish a business model that contributes to both its own development and the society. The Company has played a positive role in complementing the social security system, contributing to the establishment of new socialist villages, supporting reform and development of the capital market, helping the disadvantaged, and increasing public knowledge regarding insurance products.

In early 2008, the Company provided free short-term accident insurance for the duration of the disaster period to staff of the National Grid and Southern Grid and police officers of the Ministry of Public Security who fought against the severe snowstorm hitting southern Chinese provinces. China Life Charity Foundation also donated RMB10 million to the people in the affected regions.

After the 5.12 Wenchuan Earthquake, China Life Charity Foundation responded with an immediate RMB10 million donation through the Red Cross Society of China for the reconstruction of schools in the disaster area. The Company’s 700,000-plus employees and exclusive agents donated another RMB33.25 million. Thousands of employees and exclusive agents also participated in blood donations for the disaster-stricken areas. Additionally, the Company also donated accident insurance to 12 types of rescue workers involved in the rescue work, including soldiers and police offices. On 14 May 2008, after careful consideration, the Company announced that China Life Charity Foundation will take on the responsibility for basic living expenses of earthquake orphans until they reach the age of 18.

At the end of May 2008, the Company announced ten “ China Life 5.12 earthquake insurance claims service commitments” and established 69 claim service stations in the areas seriously affected by the disaster, to simplify claim processes, provide easily accessible and convenient services for people in the disaster-stricken area. As at the end of the reporting period, the Company made payment on 3,054 customers’ claims, totaling RMB42.5791 million through proactively seeking confirmation of policy information from different sources. The number of settled claims accounted for 74.63% of the total cases.

One month after the Wenchuan Earthquake, the Company launched the first catastrophe accident insurance product in China that covered six major natural disasters, including earthquakes, floods, typhoons, mud slides, landslides, and tsunamis, providing effective protection for the public against catastrophes.

As the fundamental product of the rural insurance series, “China Life New Industrial Life Insurance” (“New Industrial Life Insurance”) offers a high protection benefit and a premium refund. It provides rural residents a high quality life insurance product and service and has become one of the effective ways to solve the lack of social security protection for rural residents.

As at the end of June 2008, the Company has offered the New Village Cooperative Medical Scheme in 87 counties (townships and communities) through 15 branches and has actively participated in the Basic Medical Insurance for Urban Residents. The number of participants in these policy-sponsored products reached 25.63 million.

Commission File Number 001-31914

In the first half of 2008, the Company, through the China Life Charity Foundation, continued to work with the Red Cross Society of China on the “Healthy New Villages” project. It assisted in the construction of 46 China Life Fraternity Healthcare Centers, and also launched an initiative to provide assistance to patients with serious illness.

Through active participation in these charity undertakings, the Company strives to achieve both business development and contribution to society, and drive growth for the interests of its shareholders, customers and employees.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

For the six months ended 30 June 2008, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s securities.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

After making specific inquiries to all the directors and supervisors of the Company, they have confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Companies (“Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) during the period between 1 January 2008 and 30 June 2008. The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors in respect of their dealings in the securities of the Company.

REVIEW BY AUDIT COMMITTEE

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2008.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES

The Company has implemented a full set of corporate governance practices, and strongly believes that through fostering sound corporate governance, the Company can further enhance its transparency and accountability. This also helps the Company to achieve its goals and enable the Company to operate in a more regulated manner and boost the confidence of investors.

For the six months ended 30 June 2008, the Company complied with all the code provisions under the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

Commission File Number 001-31914

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman

As at the date of this announcement, the Directors of China Life Insurance Company Limited are:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

Beijing, China, 25 August 2008

This announcement is published in both English and Chinese languages, should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.